APTORUM GROUP LIMITED

17th Floor, Guangdong Investment Tower

148 Connaught Road Central

Hong Kong

August 16, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re: Aptorum Group Ltd

Registration Statement on Form F-1

Filed July 2, 2019

File No. 333-232510

Dear Sir and Madam:

Aptorum Group Limited (the “Company,” “Aptorum,” “we,” “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 30, 2019 regarding our Registration Statement on Form F-1 (the “Registration Statement”) previously submitted on July 2, 2019 (the “Registration Statement”). For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly. An amended F-1 submitted publicly accompanying this Response Letter is referred to as Form F-1.

Registration Statement on Form F-1 filed July 2, 2019

Establishment of Smart-ACT Platform, page 8

1. Clarify what it means to “successfully screen” compounds against a target by clarifying what results would be deemed successful.

Response:

In response to the Staff’s comment, we made the clarifications on Page 8 of the Pre-Effective Amendment No. 1 to Form F-1 as follows:

~~To date, Smart Pharma has, under the recently established Smart-ACTTM platform, successfully screened 1,615 compounds against 3 therapeutic target proteins which are related to poor prognosis of neuroblastoma (“NB”). NB is a type of cancer that forms in certain types of nerve tissue and most frequently in the adrenal glands as well as spine, chest, abdomen or neck. The preliminary results from the Smart-ACTTM platform have now identified a number of potential repurposed drug candidates that could show promise against such disease. Smart Pharma will next move on to conduct further in vitro and in vivo validation of these candidates through collaboration with Aptorum Group Limited to assess and validate the candidates’ usage for such new indication.~~ To date, the Smart-ACTTM platform has completed computational screening based on structural affinity and scoring analysis of around 1,600 approved drugs against 3 therapeutic target proteins related to poor prognosis of neuroblastoma (i.e., a type of cancer that forms in certain types of nerve tissue and most frequently in the adrenal glands as well as spine, chest, abdomen or neck). Among the ~1,600 drugs that have been screened, around 40 were identified for further evaluation by wet lab validation.

We are currently evaluating the shortlisted compounds via wet lab validation to confirm their efficacy in cell-based and animal models in treating neuroblastoma. This validation will be conducted in vitro and in vivo validation in collaboration with Aptorum Group Limited to assess and validate the compound’s usage for such new indication.

Smart Pharma Token, page 8

2. We note your disclosure that SMPT tokens will be issued in transactions exempt from the registration requirements of the Securities Act pursuant to Regulation S. The basis for your reliance on Regulation S is unclear in light of the prominence of the disclosure in your registration statement and the materials provided on the SMTPH website. Please provide a detailed legal and factual analysis supporting your determination that these are not directed selling efforts in the U.S. Additionally, tell us what restrictions are in place to ensure that US persons are not able to access the trading platform(s) on which SMPT tokens are listed or acquire SMPT tokens.

Response:

The SMPT tokens are being issued by Smart Pharmaceutical Limited Partnership (“SPLP”), a limited partnership registered in Seychelles and are not being offered or sold to U.S. persons. SPLP is managed by SMTPH as its sole general partner and SMPTH, which is an off-shore, foreign entity, is one of Aptorum Therapeutics Limited’s subsidiaries. As further detailed below, many restrictions and procedures have been put in place to prevent a U.S. person from purchasing a SMPT token and to ensure they will not be transferred to a U.S. person. We thought although the offering of the tokens is being conducted through this other entity, which is managed by one of our subsidiaries, that the potential benefits (i.e. investing and helping to fund a subsidiary’s operations and business, which indirectly impacts our business) were sufficiently material to warrant disclosure of same to our investors. However, the SMPT tokens are not being registered in the F-1 and are not being offered to U.S. persons.

Rule 902(c) defines “Directed selling efforts” to mean any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the securities being offered in reliance on Regulation S. Such activity includes placing an advertisement in a publication “with a general circulation in the United States” that refers to the offering of securities being made in reliance upon this Regulation S. As neither we nor SPLP are selling the SMPT tokens in the U.S. or to U.S. persons, there is no related market to condition. We included language in the original F-1 filing to emphasize that the F-1 was not an offer to sell or solicit the sales of SMPT token, but we added the following language in the Smart Pharma Token section of the Pre-Effective Amendment No. 1 to Form F-1 to further clarify same:

“On April 24, 2019, the Company disclosed Smart Pharma’s, its indirectly wholly owned subsidiary group, announcement of the Smart Pharma Token (“SMPT token”). The SMPT tokens are issued by Smart Pharmaceutical Limited Partnership (“SPLP”), a limited partnership registered in Seychelles, and managed by SMTPH as its sole general partner. The SMPT token is not for sale in the U.S. and is not offered, available for sale and/or otherwise transferrable to any U.S. persons, as such term is defined in Rule 902(k) of Regulation S.”

“Accordingly, except in accordance with the provisions of Regulation S, the SMPT token is not and cannot be offered, sold or transferred to a U.S. Persons (as defined in Rule 902(k) under the Securities Act). Currently, Smart Pharma has no immediate plan to register the SMPT tokens under the Securities Act or to offer the SMPT tokens in the U.S.”

In order to prohibit any U.S. persons from purchasing and/or trading the SMPT tokens, we have implemented a multiple-level compliance approach:

(a) Express restrictions specified in transaction documents and agreement governing the SMPT tokens:

In both the Whitepaper of the SMPT tokens (see https://smtph.io/token/doc/WHITEPAPER.pdf) (hereinafter referred to as “Whitepaper”) and the Terms and Conditions of Sale of the SMPT tokens between the seller and the buyer (see https://smtph.io/token/doc/terms-and-conditions.pdf) (hereinafter referred to as “T&Cs”), it is specified that the United States is one of the restricted jurisdictions for the SMPT tokens, and that citizens, nationals, residents (tax or otherwise), green card holders and/or company domiciled in the U.S. are not permitted to participate in the token sale (see, e.g. Section 7.6 of the Whitepaper and Clause 3.5 of the T&Cs.)

It is further specified that the SMPT tokens cannot be offered or resold in the U.S. and may not be transferred except in accordance with the provisions of Regulation S (see, e.g. Clauses 4.3 and 6.3 of T&Cs and Sections 7.2 and 7.9 of the Whitepaper). Under the T&Cs, the buyer has to provide representation that s/he/it is not a U.S. person as defined in Rule 902(k) of the Securities Act of 1933 as amended (see, Clause 10.29 of the T&Cs).

(b) Although we have no intention of registering the SMPT tokens under the US securities laws, all SMPT tokens issued bear the following restrictive legend forbidding the SMPT tokens to be offered and sold in the U.S. This legend is coded into each SMPT token:

THE SMPT TOKENS HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (“SECURITIES ACT”). THE TOKENS WERE ISSUED IN A TRANSACTION EXEMPT FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT PURSUANT TO REGULATION S PROMULGATED UNDER IT. THE SMPT TOKENS MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES UNLESS REGISTERED UNDER THE SECURITIES ACT OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE. TRANSFERS OF THE SMPT TOKENS MAY NOT BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF REGULATION S, PURSUANT TO REGISTRATION UNDER THE SECURITIES ACT, OR PURSUANT TO AN AVAILABLE EXEMPTION FROM REGISTRATION. FURTHER, HEDGING TRANSACTIONS WITH REGARD TO THE SMPT TOKENS MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE SECURITIES ACT.

(c) In addition to legal barriers, Smart Pharma has also implemented compliance measures on the operations level. Specifically, all buyers of the SMPT tokens must first complete a Whitelisting Process managed by Smart Pharma (see Sections 7.2 and 7.7 of the Whitepaper and Clause 8 of the T&Cs). The Whitelisting Process can be found at the following link (https://www.smtph.io/whitelisting/).

In order to sign up to the Whitelist, a prospective buyer must provide Smart Pharma with, inter alia, his/her full legal name, citizenship, country of residence, copy of passport or alternative accepted government-issued identification and his/her wallet addresses. Registration for applicants from the U.S. to the Whitelist will be rejected.

With respect to resale, we also seek to prevent any SMPT tokens from being subsequently transferred or resold to U.S. persons by requiring all recipients/buyers to complete the above Whitelist. In the event that a token holder attempts to transfer a SMPT token to a non-Whitelisted wallet addresses, the transaction will not be able to be completed. The transferred tokens remain in a state that it will not be used until and unless the receiving wallet address is Whitelisted and vetted. This restriction has been coded into the SMPT Tokens.

(d) With respect to activities involving third-party trading platforms, we have implemented multiple measures on the legal and operations level to prevent participation of U.S. person.

First, we have entered into and signed listing agreements with each trading platform where the SMPT token is listed to restrict the trading platform from facilitating any trading of the SMPT tokens that involve U.S. persons. The trading platform has represented to us that the trading of SMPT tokens are disabled to any U.S. persons registered on their platform.

In addition, prior to executing a trade on SMPT tokens, the T&Cs will be presented to each buyer of the SMPT tokens by the trading platform in the form of a “clickwrap” agreement, and require such buyer to legally agree and be bounded by the T&Cs.

Further, whenever a user on the trading platform attempts to withdraw SMPT tokens, the trading platform will provide a warning message reminding the user to sign up for the Whitelist, and that only wallet addresses that are Whitelisted can complete the transfer and use the tokens (please refer to (c) above for details).

To this extent, we can confirm that to this date, there is currently no U.S.-based holder of SMPT tokens and given all of the aforementioned procedures and protections, we do not believe that the SMPT tokens will land in the hands of any US persons, in a way that contravenes with the applicable U.S. securities laws.

3. Your disclosure on page 8 indicates that the Pharma Token tokenizes rights to a “portion” of the royalty income derived from the commercialization of intellectual property rights of drug candidates discovered under your Smart-ACT platform. Please revise to quantify the portion of the royalties token holders will be entitled to. We note that materials appearing on the Smart Pharma website are inconsistent with some materials indicating that token holders are entitled to net profits from Smart Pharmaceutical Limited Partnership, and others indicating that token holders are entitled to royalties upon commercialization, a percentage of sublicensing revenue and consideration for assignment of intellectual property rights to third parties. Please revise your disclosure to clarify how the amounts payable to token holders will be determined and when you are required to make these payments.

Response:

While some parts of the Whitepaper (as defined above) specified that the token holders are entitled to the “net profits of SPLP” or “net income of SPLP” (see, e.g. P. 13, 17 and 19 of the Whitepaper) and other parts of the Whitepaper make reference to “royalty monetarization” (P. 2, 3, 13 and 17 of the Whitepaper). The two concepts are not incompatible nor inconsistent.

Specifically, “net profits” or “net income” of SPLP are explicitly defined to be derived from “the intellectual property rights and royalty monetarization of the Project IP” (see P. 19 of the Whitepaper). Given that SPLP is specified to be only an “IP holding company” of the group, its only source of income is from the royalties upon commercialization (see P. 13 of the Whitepaper). Further, while we have separately disclosed that the token holder is entitled to net income of SPLP and that the net income of SPLP will solely come from royalties received by it, the above two points were often made together (e.g. in the same page or sections). Accordingly, we respectfully believe that we have made the basis for the calculations clear and do not believe any further revisions are necessary to ensure that readers and potential investors understand that the two references are ultimately to the same basis. However, we shall review all disclosure related to the tokens once we clear your comments and ensure information is consistent across all such materials.

In response to your comment, we revised the Smart Pharma Token section to read as follows:

“Smart Pharma Token

On April 24, 2019, the Company disclosed Smart Pharma’s, its indirectly wholly owned subsidiary group, announcement of the Smart Pharma Token (“SMPT token”). The SMPT tokens are issued by Smart Pharmaceutical Limited Partnership (“SPLP”), a limited partnership registered in Seychelles, and managed by SMTPH as its sole general partner. The SMPT token is not for sale in the U.S. and is not offered, available for sale and/or otherwise transferrable to any U.S. persons, as such term is defined in Rule 902(k) of Regulation S.

The SMPT token is an ERC-1404 security compliant token with ERC-20 and ERC233 compliance on the Ethereum blockchain, which tokenizes rights to a portion of the royalty income, sublicensing income, as well as other upfront, milestone payments and assignment income (if applicable) (collectively referred to as “commercialization income”), derived from the eventual commercialization of intellectual property rights of drug candidates discovered under our Smart-ACTTM platform. SMPT token is backed by SPLP’s assets, including intellectual property rights of drug candidates created through the Smart-ACTTM program and any royalty monetization income.

Specifically, Smart Pharma has the right to commercialize the drug candidates discovered under the Smart-ACTTM platform (e.g. through direct commercialization by affiliates, sublicensing to third parties, collaboration with third parties, and assignment to others). Smart Pharma will set aside a royalty based on 3% (minimum) to 5% (maximum) of net sales (on a product-by-product basis and as determined by Smart Pharma) to SPLP for distribution to the SMPT token holders. For drug candidates commercialized by sublicensee or other authorized third parties, Smart Pharma will set aside 10% of the revenue received from sublicensee or other authorized third parties to SPLP for distribution to the SMPT token holders. The above percentages are subject to adjustment upon further notice to SMPT token holders.

SPLP has no obligation to timely distribute any accrued percentage of commercialization income entitled by the SMPT tokens (e.g. the aforementioned distribution). Instead, SPLP may make the aforementioned distributions to the SMPT token holders as and when it sees fits. Further, if there is any positive cash flow of SPLP after distribution of all commercialization income entitled by the SMPT tokens, SPLP may elect to pay additional distributions to the token holders in its sole discretion, at a to be determined rate in its sole discretion. Currently, SPLP does not expect to pay any distributions for some time into the future.

In the event of liquidation, dissolution or winding up of SPLP, the SMPT token holders will be entitled to certain liquidation rights, i.e., SPLP will distribute, after payment of its debts and obligations, any remaining assets of SPLP to the SMPT token holders in accordance with the outstanding commercialization income entitled by the SMPT token holders with equal priority pro rata among the SMPT token holders, ratably and in proportion to the full amounts of the outstanding commercialization income they would otherwise be entitled to receive.

There is no assurance that any or all of the SMPT tokens will be sold and SPLP can elect in their discretion not to issue any SMPT tokens for any reason.

SMTPH intends to use all of the proceeds of the SMPT tokens towards the development and operation of the Smart-ACTTM platform. If SMTPH is unable to raise adequate funds from the issuance of the SMPT tokens, its ability to develop the Smart-ACTTM platform may be limited. If the issuance of the SMPT tokens does not result in substantial proceeds, it could have a material adverse effect on SMTPH’s ability to fund these objectives and carry out its related business plans. If SMTPH is unable to obtain adequate funding from other sources, which may include internal funding from the Company, SMTPH might be required to decrease or eliminate expenditure on the Smart-ACTTM platform.

The SMPT token is not registered under the U.S. Securities Act and will be issued in transactions exempt from the registration requirements of the Securities Act pursuant to Regulation S promulgated thereunder. The SMPT tokens may not be offered or resold in the U.S. or to U.S. persons unless registered under the Securities Act or pursuant to an exemption therefrom. The SMPT tokens may not be transferred except in accordance with the provisions of Regulation S. Further, hedging transactions with regard to the SMPT tokens may not be conducted unless in compliance with the Securities Act. Further, the SMPT tokens are currently not offered for sale to citizens, nationals, residents (tax or otherwise), green card holders and/or companies domiciled in the following: (a) the United States of America; (b) Singapore; (c) Hong Kong (except for Professional Investors); (d) the People’s Republic of China; (e) Samoa, (f) Seychelles, (g) sanctioned countries under the OFAC and (h) any other jurisdiction which prohibits the possession, dissemination or communication of tokens.

Accordingly, except in accordance with the provisions of Regulation S, the SMPT token is not and cannot be offered, sold or transferred to a U.S. Persons (as defined in Rule 902(k) under the Securities Act). Currently, Smart Pharma has no immediate plan to register the SMPT tokens under the Securities Act or to offer the SMPT tokens in the U.S.

In or around July, 2019, the SMPT tokens shall be listed for trading on two cryptocurrency exchange platforms, IDAX and LATOKEN.

For more information, interested parties can visit: https://smtph.io/. The information on such website is not part of this prospectus. This document shall not constitute an offer to sell or the solicitation of an offer to buy SMPT tokens.”

4. Please disclose whether you expect the proceeds from token sales to fund all of Smart Pharma’s operations, including validation and assessment of candidates, operation and improvement of the platform, legal/professional fees and exchange listing costs. Additionally, clarify how you will define the portion of royalties/profits that token holders receive. For example, will it be based on the percentage of Smart Pharma’s operations funded by token sales relative to funding you provide?

Response:

We do not believe that the net proceeds from sales of the SMPT tokens will be sufficient to fund “all” of Smart Pharma’s current and future operations, including but not limited to, costs for validation and assessment of candidates, operation and improvement of the platform, legal/professional services and exchange listing.

In addition to proceeds from SMPT token sales, Smart Pharma will also rely on internal funding from its parent company group, Aptorum Group Limited, to fund its operations. However, any internal funding will not affect the portion of royalties and/or profits entitled by the token holders as per the T&Cs and Whitepaper (further summary is provided below).

With respect to the percentage of royalties and/or profits (collectively “commercialization income”) entitled by the token holders, this is defined in the Executive Summary section of the Whitepaper and recited on page 8 of the Pre-Effective Amendment No. 1 to Form F-1 (please also see our response to Comment 3 above). In sum, the commercialization income will be determined on a product-by-product basis under the percentage specified above and will not be relative to the token sales proceeds. Our objective is that the more proceed we obtain from the token sales, the more repurposed drug projects that we can initiate and support, thereby generating a wide range of pipeline candidates.

For completeness, the remaining commercialization income will remain to be distributed to Smart Pharma, effectively consolidated as part of the subsidiary group of Aptorum Group.

5. Please clarify whether distributions to token holders will be considered dividends and whether they will be limited to profits or your share premium account.

Response:

As discussed above, holders of the SMPT tokens are entitled to a percentage of the commercialization income. SPLP is the issuing entity of the SMPT tokens. Any distributions to the token holders are solely at SPLP’s discretion and are not obligated to be distributed at accrual. Distributions will be derived and limited to the percentage of commercialization income entitled by the SMPT token holders. There is no share premium structure or equivalent at the SPLP level and the aforementioned distribution is not considered “dividends.”

Nonetheless, as explained on page 8 of the of the Pre-Effective Amendment No. 1 to Form F-1 and as set forth in the revised language contained above in response to Comment 3, in addition to the distribution mentioned above, SPLP may make additional distributions to the token holders in its sole discretion (see also, FN 44 of the Whitepaper) and such additional distribution, if paid out, may be interpreted as dividends. Currently, SPLP does not expect to pay any such dividends for some time into the future.

In the future, if SPLP is to be dissolved (and there are no current plans for such), the token holders will be entitled to distribution of the commercialization income the holders are then entitled to and that SPLP has set aside for such distribution to that date, as disclosed on page 8 of the Pre-Effective Amendment No. 1 to Form F-1 and as included in the revised language contained in our response to Comment 3 above.

6. Please consider including a risk factor disclosing the token holders’ security interest in Smart Pharma’s assets, including current and future intellectual property. Alternatively, explain why the security interest does not present a risk to your investors.

Response:

In response to the Staff’s comment, we added the following risk factor to the Risk Factors section on page 51 of the Pre-Effective Amendment No. 1 to Form F-1 disclosing how the security interest granted to the token holders may affect the Company and its investors.

“Risks Related to the SMPT tokens

There is no assurance that purchasers of the SMPT tokens will receive a return on their investment

Each Token will entitle its holder (each, a “Tokenholder”) to receive a portion of the eventual commercialization of intellectual property rights of drug candidates discovered under the Smart-ACTTM platform (the “Token Distribution”). There is no assurance that purchasers will realize any return on their investments or that their entire investments will not be lost.

SMPT token holders’ security interest in the intellectual property rights may affect our shareholder’s interest in the Company.

SPLP acts as the intellectual property holding company of Smart Pharma, and holds all title, rights and ownership interest of the intellectual property rights developed by Smart-ACTTM (“Project IP”). The SMPT tokens are secured by way of a floating charge against the Project IP to guarantee the distribution of accrued percentage of commercialization income entitled by the SMPT tokens (See “Prospectus Summary – Recent Events – Smart Pharma Token”).

Therefore, whatever amount of the SMPT tokens are sold, such Tokenholders will be eligible to receive a Token Distribution, should SPLP declare such a distribution. Because a Token Distribution is based on the commercialization income derived from the eventual commercialization of intellectual property rights of drug candidates discovered under the Smart-ACTTM platform and because such distributions are secured by a security interest in such intellectual property rights. If and when SPLP defaults in its distribution obligations to the Tokenholders, or in the event of liquidation, dissolution or winding up of SPLP, the floating charge may crystallize into a fixed charge over the charged assets, namely, the Project IP, while a receiver may be appointed by the Tokenholders to sell off the Project IP. Such circumstances, if occurred, may trigger a breach of any commercialization agreements between Smart Pharma and third parties with respect to the repurposed drug project, thus affecting the business, revenue and reputation of the Company.”

We thank the Staff for your review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Louis Taubman at ltaubman@htflawyers.com or by telephone at (917) 512-0827.

/s/ Ian Huen
Ian Huen CEO

cc:	Louis Taubman
Hunter Taubman Fischer & Li LLC